United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2009

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X         Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___           No  X

  If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: April 2, 2009

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, April 2, 2009	www.gruma.com

Fitch Downgrades Gruma to 'B+'; Outlook Stable

Monterrey, N.L. - April 2, 2009: Fitch Ratings has downgraded Gruma, S.A.B. de C.V.'s (Gruma) ratings as follows:

--Foreign Currency Long-Term Issuer Default Rating (IDR) to 'B+' from 'BB+';

--Local Currency Long-Term IDR to 'B+' from 'BB+';

--US$300 million perpetual bonds to 'BB-/RR3' from 'BB+'.

Fitch has also removed all ratings from Rating Watch Negative.

The Outlook for all ratings is Stable.

The rating downgrade reflects the leveraging impact on Gruma's capital structure that will result from the termination of Gruma's foreign exchange derivative positions and the subsequent conversion of the realized losses into debt. Gruma has closed approximately 87% of its foreign exchange derivative instrument positions with its three main counterparties, resulting in a US$668.3 million realized loss, and has reached an agreement to finance the total amount. Over the next 120 days, Gruma will negotiate with its counterparties the conversion of the US$668.3 million into a term loan, whose contemplated characteristics include a 7.5 year term and will carry an initial interest rate of LIBOR plus 2.875% for the first three years. Gruma also expects to close the remaining 13% of its derivative instrument positions on similar terms. The estimated mark-to-market value of this position as of March 23, 2009 was of approximately US$100 million.

As of Dec. 31, 2008, Gruma had total debt of US$1.023 billion and generated US$332 million of EBITDA. Total debt was composed of the following:

--US$300 million of perpetual bonds;

--US$197 million syndicated credit facility due 2010;

--US$243.5 million Mexican peso facility due 2010; --US$94 million revolving facility due 2011;

--US$ 188.4 million of bank and other debt.

Gruma had short-term debt maturities of approximately US$174.9 million and cash and marketable securities of US$102 million.

On a proforma basis, taking into account the successful conversion of the US$668.3 million into a term loan and the additional US$100 million of the remaining positions, total debt would reach close to US$1.791 billion, with the total debt to EBITDA ratio reaching 5.4 times (x) and net debt to EBITDA of 5.1x. These ratios are consistent with the new rating category. The ratings also take into account increased refinancing risk, as Gruma faces important maturities toward the second half of 2010 with two of its credit facilities coming due during the year for a total amount of US$440.5 million.

Results for 2009 should remain stable even in the face of the current adverse economic conditions, as food companies are more resilient to economic downturns, and as the industry is considered to posses steadier consumption patterns. Gruma should also benefit from factors such as consumers' propensity to eat more at home and lower input costs coming from declines in the prices of raw materials.

The ratings for Gruma are also supported by the geographic diversification of revenues and cash flows, with 40% of EBITDA earned from U.S. operations in 2008, 38% from Mexico, 19% from Venezuela and 3% from Central America and its leadership position in the tortilla and corn flour market. The ratings are limited by limited pricing flexibility in some of its markets, such as Mexico and Venezuela, continued competitive pressures and the high volatility in the prices of corn and wheat..

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 18,000 employees and 92 plants. In 2008, GRUMA had net sales of US$3.2 billion, of which 72% came from non-Mexican operations.